[PGT, INC. LETTERHEAD]

August 16, 2013

VIA EDGAR AND HAND DELIVERY

Mr. Thomas D’Orazio

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4631

  Re: PGT, Inc.

Form 10-K for Fiscal Year Ended December 29, 2012

Filed March 1, 2013

Definitive Proxy Statement on Schedule 14A

Filed April 1, 2013

File No. 000-52059

Dear Mr. D’Orazio:

We submit this letter to respond to your letter to Mr. Jeffrey T. Jackson, dated July 29, 2013, with respect to the above-referenced filings of PGT, Inc. (the “Company”).

For ease of reference, the Staff’s comments are set forth below in italics. The Company’s responses to the Staff’s comments are set forth immediately below the text of the comment to which they relate. The headings below correspond to the headings as set forth in the Staff’s comment letter of July 29, 2013.

Form 10-K for Fiscal Year Ended December 29, 2012

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS, PAGE 13

1. Q: In future filings, please disclose the specific reasons for the decrease in bad debt expense of $0.8 million in 2012 and the decrease in 2011 over the prior year. Provide us with an example of your intended future disclosure.

Mr. Thomas D’Orazio

August 16, 2013

A: We recognized reduced bad debt expense of $0.8 million in 2012 compared to 2011 as a result of improved collection efforts and market conditions. In 2011, we experienced approximately $0.8 million in bad debt from several accounts (none individually material) in connection with the economic situation at the time. As the economy improved in 2012, we did not incur any material write-offs. This is further supported by the fact that our DSO (Days Sales Outstanding) were 32 days and 39 days for December 29, 2012 and December 31, 2011, respectively.

The Company will provide enhanced disclosure in future periodic reports.

Critical Accounting Estimates, page 24

2. Q: Given the significance to net income of the release of a portion of your valuation allowance on deferred tax assets, as well as the continuing potential impact of the allowance, please provide us with an analysis of how you developed this estimate.

Include a description of key assumptions and quantified information as appropriate to facilitate investor understanding. Provide us with an example of the disclosure you intend to provide in future filings.

A: Below is a description of the key assumptions and quantified information. It is presented in the format that will be included in our 2013 Form 10K, under the caption Critical Accounting Estimates. The Company will provide this enhanced disclosure in future periodic reports.

Income taxes—Valuation allowance. A valuation allowance is recorded against a deferred tax asset if, based on the weight of available evidence, it is more-likely-than-not (a likelihood of more than 50%) that some portion, or all of the deferred tax asset will not be realized. The realization of a deferred tax asset ultimately depends on the existence of sufficient taxable income in either the carryback or carryforward periods under tax law (generally 2 and 20 years, respectively).

The four sources of taxable income to be considered in determining whether a valuation allowance is required include:

•	future reversals of existing taxable temporary differences;

•	taxable income in prior carryback years;

•	tax planning strategies; and

•	future taxable income exclusive of reversing temporary differences and carryforwards.

Mr. Thomas D’Orazio

August 16, 2013

Determining whether a valuation allowance for deferred tax assets is necessary requires an analysis of both positive and negative evidence regarding realization of the deferred tax assets.

Examples of positive evidence may include:

•

a strong earnings history exclusive of the loss that created the deductible temporary differences, coupled with evidence indicating that the loss is the result of an aberration rather than a continuing condition;

•	an excess of appreciated asset value over the tax basis of a company’s net assets in an amount sufficient to realize the deferred tax asset; and

•	existing backlog that will produce sufficient taxable income to realize the deferred tax asset based on existing sales prices and cost structures.

Examples of negative evidence may include:

•	the existence of “cumulative losses” (generally defined as a pretax cumulative loss for the current and previous two years);

•	an expectation of being in a cumulative loss position in a future reporting period;

•	a carryback or carryforward period that is so brief that it would limit the realization of tax benefits;

•	a history of operating loss or tax credit carryforwards expiring unused; and

•	unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis.

The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. A company must use judgment in considering the relative impact of positive and negative evidence. At December 29, 2012, we have a full valuation allowance of $12.9 million recorded against our net deferred tax asset, primarily due to our experiencing a three-year cumulative operating loss as of December 29, 2012, and December 31, 2011. This amount will not be released until we have earnings and forecasted income which provide sufficient positive evidence that our deferred tax assets will more likely than not be realized. During 2012 we released $3.4 million of our deferred tax asset valuation allowance to offset our regular tax expense generated by current earnings. In the future, changes in our valuation allowance may result from, among other things, additional pretax operating losses resulting in increases in our valuation allowance or pretax operating income resulting in decreases in our valuation allowance.

Mr. Thomas D’Orazio

August 16, 2013

Indefinite Lived Intangibles, page 25

3. Q: Per your comment letter response dated May 7, 2010, please state the specific period in which your discounted cash flow model includes modest growth, i.e., clarify what you mean by “in future years.” Although the analysis presented in the current year yields a higher excess of fair value over book value and thus a perceived lower risk for potential impairment, such disclosure remains important for robust meaningful disclosure, this additional disclosure will allow investors to better understand the sensitivity of the assumptions used to estimate fair value. Please refer to Section 501.14 of the Codification of Financial Reporting Policies for guidance.

A: Below is a revised disclosure that is presented in our 2013 Second Quarter Form 10Q Filed on August 2, 2013, included in Note 6. INTANGIBLE ASSETS. The Company will provide this enhanced disclosure in future periodic reports.

Our year-end test of trade names, performed as of December 29, 2012, utilized a weighted average royalty rate of 4.0% and a discount rate of 14.3%. Net sales used in the analysis were based on historical experience and a modest growth rate over the next six years. As of December 29, 2012, the estimated fair value of the trade names exceeded book value by approximately 47%, or $18.0 million. We believe our projected sales are reasonable based on available information regarding our industry and the core markets that we serve. We also believe the royalty rate is appropriate and could improve over time based on market trends and information, including that which is set forth above. The discount rate was based on current financial market trends and will remain dependent on such trends in the future.

Statements of Cash Flows, page 35

4. Q: Under operating activities, the caption “change in operating assets and liabilities” should denote “net [or exclusive] of acquisition and/or disposition” (as applicable) to reflect that the acquisition of intangible assets in the prior years and the purchase and proceeds from the sale of other assets in the prior years and the purchase and proceeds from the sale of other assets and investments should be reported under investing activities. For prospective filings, please include this enhanced caption disclosure as it provides a more complete description regarding the change in operating assets and liabilities within operating activities. Please refer to paragraphs 12(c) and 13 of ASC 230-10-45.

A: The 2010 acquisition of certain intellectual property assets did not involve the acquisition of any operating assets or liabilities. Also, the 2013 first quarter sale of the company’s North Carolina property did not include any operating assets or liabilities. However, should such a transaction occur in the future, the company will denote “net [or exclusive] of acquisition and/or disposition” when appropriate in future filings.

Mr. Thomas D’Orazio

August 16, 2013

Note 2 – Summary of Significant Accounting Policies, page 37

Warranty Expense, page 39

5. Q: Tell us and revise future filings to explain the nature of the items included in the “adjustments” column. Also in future filings, please expand your discussion of warranties on page 26 and in the footnote as appropriate to explain the specific underlying reasons for the decrease in the current period and the factors and assumptions considered in developing your estimate. We note the warranty accrual declined further at March 31, 2013, while sales substantially increased. Provide us with an example of the disclosure you intend to provide in future filings.

A: The adjustment column represents the adjustment to previous estimates of warranty charges. Below is the revised disclosure that is presented in our 2013 Second Quarter form 10Q filed on August 2, 2013, in Note 2. WARRANTY.

The Company will provide this enhanced disclosure in future periodic reports.

Most of our manufactured products are sold with warranties. Warranty periods, which vary by product components, generally range from 1 to 10 years, although the warranty period for a limited number of specifically identified components in certain applications is a lifetime. However, the majority of the products sold have warranties on components which range from 1 to 3 years. The reserve for warranties is based on management’s assessment of the cost per service call and the number of service calls expected to be incurred to satisfy warranty obligations on the current net sales.

During the quarter, we record warranty expense at a rate of 1.25% of sales. This rate is lower than the 2.0% of sales accrued in the second quarter of 2012 due to improved quality and lower costs to service claims experienced in the past several quarters. We assess the adequacy of our warranty accrual on a quarterly basis and adjust the previous amounts recorded, if necessary, to reflect a change in estimate of the future costs of claims yet to be serviced.

Exhibits, Financial Statements Schedules, page 65

6. Q: Given the movement in valuation allowances regarding account/notes receivable deferred tax assets and their significances, please include in future filings a rollforward of the activity for these items in Schedule II. We realize you currently present a rollforward of

Mr. Thomas D’Orazio

August 16, 2013

the allowance for doubtful account in Note 2 – Summary of Significant Accounting Policies, but Schedule II would better facilitate the disclosure requirements for both valuation allowances.

In future filings, the company will present a roll forward of the activity for accounts receivable and deferred tax asset valuation allowances in Schedule II. Below is an example of our future disclosure based on the results for the year ended results December 29, 2012.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

PGT INC.

(In thousands)

Col. A	Col. B	Col. C			Col. D		Col. E
		Additions
Description	Balance at Beginning of Period	Charged to Costs and Expenses		Charged to Other Accounts —Describe	Deductions —Describe		Balance at End of Period
Year ended December 29, 2012
Allowances for doubtful accounts	$683	$59			$226	(1)	$516
Allowances for deferred tax assets	$16,289				$3,387	(3)	$12,902
Year ended December 31, 2011
Allowances for doubtful accounts	$1,445	$728			$1,490	(1)	$683
Allowances for deferred tax assets	$10,968	$5,321	(2)				$16,289
Year ended January 1, 2011
Allowances for doubtful accounts	$1,465	$1,129			$1,149	(1)	$1,445
Allowances for deferred tax assets	$5,651	$5,317	(2)				$10,968

(1)	Represents uncollectible accounts charged against the allowance for doutful accounts, net of recoveries.
(2)	Recognition of additional valuation allowances.
(3)	Reduction related to partial reversal of valuation allowance.

Proxy Statement Filed April 1, 2013

Executive Compensation – Compensation Discussion and Analysis, page 22

Annual Cash Incentive Plan, page 25

7. Q: We note your statements on pages 22, 24, and 25 to the effect that the payout under the AIP reflects individual performance. However, the factors relating to the 2012 AIP only list measures of the company performance and “discretionary factors.” Please clarify for us and in future filings whether a portion of the AIP is base on the achievement of “individual performance objectives,” as suggested on page 24, or whether it is discretionary, as suggested on page 25. We note that in your response to comment 20 of our letter dated April 15, 2010, which addressed similar disclosure regarding your 2009 fiscal year, your stated that 25% of the Annual Cash Incentive Plan was based on discretionary factors, and not individual performance. If the achievement of the individual performance objectives is

Mr. Thomas D’Orazio

August 16, 2013

considered in determining AIP in the future please describe those objectives. If individual performance objectives were considered with respect to 2012, please show us what your disclosure would have looked like in response to this comment.

In future filings please present the manner in which the AIP is calculated, including the performance goals for net sales, EBITDA and return on operating investment as well as discretionary factors, the level of achievement of those goals, and the resulting payout percentages for each NEO. See Item 402(b)(2)(vi). Please also provide us with a sample of what your disclosure would have looked like in response to this comment for 2012.

A: While an individual’s percentage payout under the “Discretionary” portion of the Company’s AIP can range based on individual performance, no objective performance goals are set, and the determination of such percentage payout is purely subjective. The Company confirms that, in future filings, it will clarify this fact consistently throughout such filings.

The Company confirms that, in future filings, it will present the manner in which the AIP is calculated, including the performance goals for Net Sales, EBITDA, and Return on Operating Investment, and information regarding Discretionary Factors, the level of achievement of such goals, and the resulting payout percentages for each NEO as required by Item 402(b)(2)(VI). Below is an example of future disclosure based on the results for the year ended December 29, 2012.

The performance goals for the 2012 annual incentive plan represented 75 percent of the total target payout, with a discretionary portion making up the remaining 25 percent. The performance goals for 2012 were $171.6 million, $20.9 million and 14.8 percent in regards to net sales, EBITDA (calculated in accordance with our credit agreement covenants) and return on operating investment, respectively. Actual performance measures were $174.5 million, $26.1 million and 23.9 percent, for net sales, EBITDA (calculated in accordance with our credit agreement covenants) and return on operating investment, respectively. Based on the Company’s actual performance compared to performance goals, the performance portion of the program paid out at 122 percent. Assuming a 25 percent Discretionary payout, a Named Executive Officer who had an incentive target of 40 percent of salary received a payout at 59 percent.

Long-Term Equity-Based Incentives, page 25

8. Q: In future filings, please present an indication of the manner in which the compensation committee determined the amount of equity compensation to grant to each NEO. We note Mr. Antonelli’s grant of $593,983 in stock options, but no discussion is made of this grant. See Items 402(b)(1)(v) and (vi), as well as 402(b)(2)(i), of Regulation S-K.

Mr. Thomas D’Orazio

August 16, 2013

A: The Company confirms that, in future filings, if equity compensation is granted to an NEO, it will present the manner in which the Compensation Committee determined the amount of equity compensation to grant to any such NEO as required by Items 402(b)(1)(v) and (vi), as well as 402(b)(2)(i), of Regulation S-K. Additionally, in the specific case of Mr. Antonelli, the nature and amount of stock options awarded to Mr. Antonelli were part of a negotiated employment arrangement.

We understand that the purpose of your review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We appreciate your efforts, commentary, and comments that will only further assist us in our commitment to providing full and fair disclosure. We welcome any additional questions that you might have. In connection with responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or want to discuss these matters prior to hearing from us, please call the undersigned at (941) 480-2700. Facsimile transmissions may be made to the undersigned at (941) 480-2767.

Very truly yours,

/s/ Mario Ferrucci III
Mario Ferrucci III
Vice President and
General Counsel